Attitude Drinks Incorporated
10415 Riverside Drive, # 101
Palm Beach Gardens, Florida 33410-4237

September 16, 2011

John Reynolds
Assistant Director	VIA EDGAR
Division of Corporation Finance	CORRESPONDENCE
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Attitude Drinks Incorporated
June 16, 2011 Supplemental Response
Form 10-K for Fiscal Year Ended March 31, 2010, as amended
Filed July 14, 2010 and amended April 21, 2011
File No. 0-52904

Dear Mr. Reynolds:

This letter sets forth the response of Attitude Drinks Incorporated (“Attitude” or the “Company”) to the Staff’s comment letter dated August 26, 2011. If the responses below satisfactorily address the comments, we will move forward to complete Amendment 2 for the Form 10-K for the fiscal year ended March 31, 2010, as amended (“Form 10-K/A-2”), as well as any other required filings as indicated below.

June 16, 2011 Supplemental Response RE: Form 10-K for FYE March 31, 2010

Management’s Discussion and Analysis

External Sources of Liquidity, page 21
1.  We note your proposed revised disclosure in response to comment one of our letter dated June 2, 2011 and we partially reissue the comment.  Please revise the table to clearly reflect that the convertible notes were in default.  Please disclose the amount that is in default for the convertible notes.  Please clearly disclose the interest rate for debt financing.  In this regard, we note that you have only disclosed the default interest rate for your short-term bridge loans.

Response:  We will revise the table to include the default interest rate for all of the convertible notes payable.  Further, we will disclose in this table an event of default on all of the convertible notes payable because there were insufficient authorized shares as of March 31, 2010 to settle all of our equity indexed instruments, which is an event of default under the notes. Under the notes, at the option of the holder, an event of default makes all sums of principal and interest immediately due and payable.  Further, a portion of the notes include redemption provisions which allow the holders to redeem the notes at 120% of the principal balance plus interest.  The holders did not exercise their option to accelerate principal and interest or redeem the notes at this event of default, and notes due March 31, 2010 were extended until June 30, 2010 (and subsequently thereafter). As a result of these factors, the notes were not deemed in default (under a legal definition of the term “default”) at March 31, 2010, and no accrual for default interest was recorded. On April 5, 2010, we increased our authorized shares to one billion shares with the State of Delaware which eliminated this event of default.  Please see the following revised table:

	RECAP ANALYSIS OF ALL CONVERTIBLE NOTES PAYABLE
	AND SHORT-TERM BRIDGE NON-CONVERTIBLE LOANS
	FOR THE YEAR ENDED MARCH 31, 2010

			Event of				Default	Accrued
Original Note	Issue		Default	Default	$ Amount	Interest	Interest	Default
Amount	Date	Due Date	Yes/No	Yes/No	Past Due	Rate	Rate	Interest

CONVERTIBLE NOTES (a)

$600,000	October, 2007	6/30/2010	Yes	No	$-	10%	15%	$-
$312,000	January, 2008	6/30/2010	Yes	No	-	None-discount note	15%	-
$500,000	February, 2008	6/30/2010	Yes	No	-	10%	15%	-
$100,000	June, 2008	6/30/2010	Yes	No	-	10%	15%	-
$263,333	September, 2008	6/30/2010	Yes	No	-	None-discount note	15%	-
$60,833	December, 2008	6/30/2010	Yes	No	-	None-discount note	15%	-
$200,834	January, 2009	6/30/2010	Yes	No	-	15%	15%	-
$60,000	February, 2009	6/30/2010	Yes	No	-	15%	15%	-
$361,112	March, 2009	6/30/2010	Yes	No	-	12%	20%	-
$27,778	October, 2009	6/30/2010	Yes	No	-	12%	20%	-
$618,612	November, 2009	(b)	Yes	No	-	12%	20%	-
$150,000	January, 2010	6/30/2010	Yes	No	-	12%	20%	-
$192,500	March, 2010	6/30/2010	Yes	No	-	12%	20%	-

$3,447,002	Total amount				$-			$-

(a) As of March 31, 2010, we did not have sufficient authorized shares to settle all of our equity indexed instruments which is an event of default under the convertible notes payable.  Remedies for an event of default include acceleration of principal and interest at the option of the holder, and a portion of the notes also include redemption provisions which allow the holders to redeem the notes at 120% of the principal balance plus interest at the holder’s election following an event of default.  The holders did not exercise their option to accelerate principal and interest or redeem the notes based upon the event of default at March 31, 2010, therefore the notes were not deemed in default at March 31, 2010, and no default interest was recorded. A Certificate of Amendment to the Certificate of Incorporation was filed with the State of Delaware to be effective on April 5, 2010 to increase the authorized shares to one billion shares which cured the  aforementioned event of default due to insufficient authorized shares.  In addition, the notes due March 31, 2010 were extended until June 30, 2010.

(b) $507,500 of the total balance has a due date of 6/15/2010 while the remaining balance of $111,112 has a due date of 6/30/2010.

Original Note Amount	Issue Date	Due Date	(a) Default Yes/No	$ Amount Past Due	Interest Rate	Default Interest Rate	Accrued Default Interest

SHORT-TERM BRIDGE LOANS

$120,000	April 2, 2008	Past due	Yes	$120,000	None-discount note	15%	$ 28,140
$120,000	April 9, 2008	6/30/2010	No	N/A	None-discount note	-	-
$60,000	April 14, 2008	Past due	Yes	$60,000	None-discount note	15%	$ 14,070
$33,000	May 19, 2008	Past due	Yes	$33,000	None-discount note	15%	$ 7,739
$55,000	August 5, 2008	Past due	Yes	$55,000	None-discount note	15%	$ 23,828

$388,000	Total amount past due			$268,000			$ 73,777

(a) Notes indicated in default are in default because they are past due.

Item 11.  Executive Compensation, page 35

2.  We note your proposed footnote disclosure in response to comment four of our letter dated June 2, 2011.  Please additionally revise the values in column f of your Summary Compensation Table to reflect your revised calculation or advise.

Response:   We believe the values in the table in the Form 10-K amended April 21, 2011 are correct. To provide additional clarification, we will provide additional calculation disclosure in the footnote to item (f) as follows:

(Roy Warren – 447,483 stock options valued at $.18014 per stock option= $80,601; Tommy Kee – 68,876 stock options valued at $.18014 per stock option = $12,408.)

Item 15. Exhibits, page 40

3. We note your response to comment six of our letter dated June 2, 2011 and we partially reissue the comment.  Exhibits 10.1, 10.8, 10.19, 10.26 and 10.28 to the filing appear to be missing schedules, exhibits or attachments.  Please file these agreements in their entirety as required by Item 601(b) (10) of Regulation S-K.  In this regard, to the extent that certain exhibits to these exhibits were filed separately, please specifically disclose in the exhibits index where such exhibits were filed including the exhibit number and date of the filing.  Lastly, your response does not reflect all of the omitted exhibits, schedules or attachments.  For instance we note that Exhibit 10.1 refers to Exhibit H, which has not been filed and was not included in your response.  We also note your statement that Exhibit 10.28 included exhibits A-D.  We are only able to locate exhibits A and B and they do not appear to be the form of the note and form of warrant as the exhibit indicates.  In addition, exhibit 10.34 to the Form 10-Q for quarterly period ended September 30, 2010 filed on June 1, 2011 (previously Exhibit 10.20 to the Form 8-K filed July 21, 2010) is missing schedules, exhibits or attachments.  Exhibit 10.48 to the Form 10- filed on July 14, 2011 is missing Schedule 9(v), as referenced in Section 9(v) of the agreement. Please re-file these exhibits in their entirety.

Response:  For Exhibit (10)(1), Exhibit H (NHRA Sponsorship Agreement) is the only missing document that was not filed for the October 23, 2007 Subscription Agreement. This particular agreement was not included in error in the original legal documents.  This particular agreement is no longer active and material and since has been cancelled. However, we will refile Exhibit (10)(1) to include Exhibit H. In addition to the exhibits that were included in Exhibit (10)(1), exhibits (4)(3), (4)(4), (10)(3), (10)(4), (10)(5) and (10)(6) also were exhibits to the October 23, 2007 Subscription Agreement and were filed separately.  For further clarification, we will note this in the revised Exhibits Index to the Form 10-K/A-2 (see footnote (a) in the attached revised Item 15-Exhibits). Schedule 11.2 (Registration Shares and Priority) was not separately identified in the Subscription Agreement or on the List of Exhibits and Schedules but was added as an additional schedule at the time of closing. We will include Schedule 11.2 in Exhibit (10)(1).

For Exhibit 10.8, the form of the note for the January 8, 2008 Subscription Agreement was included in Exhibit (4)(7), and the escrow agreement was in included in Exhibit (10)(9). We will provide additional disclosure in the Exhibits Index to eliminate any confusion, see footnote (b) to the Exhibit Index.  The Escrow Agreement Schedule 8(a) - Placement Fee and Schedule 8(b) - Due Diligence Fee were omitted in error as they were included in the List of Exhibits and Schedules.  We will add those two schedules into Exhibit 10.8.

For Exhibit 10.19 of the Subscription Agreement for September, 2008, please note that Schedule 8(c) –Subscribers’ Legal Fees was not separately identified in the Subscription Agreement or on the List of Exhibits and Schedules as it was added at the time of closing. We will include Schedule 8(c) in Exhibit (10)(19).  Please also note that Exhibits (10)(20), (10)(21) and (10)(22) also pertain to this September, 2008 Subscription Agreement, and we will provide additional disclosure in the Exhibits Index in the Form 10-K/A-2 to eliminate any confusion, see footnote (c) to the Exhibit Index.

For Exhibit 10.26 of the January 2009 Subscription Agreement, Schedule 8(c) for Subscribers’ Legal Fees was not included on the List of Exhibits and Schedules in error which we will add.  Schedule 9(s) for Lock Up Agreement Providers was not included because there were no signed lock up agreements; however to eliminate any confusion, we will reference this in the Exhibit Index.  Exhibit E, Form of Lock Up Agreement, was not referenced in the body of the Subscription Agreement although it was included in the List of Exhibits and Schedules and filed as a separate Exhibit.  We will clarify in the index.

For Exhibit 10.28 of the March 2009 Subscription Agreement, Exhibit C- Funds Escrow Agreement, as well as Exhibit D - Form of Legal Opinion, were filed.  For further clarification, we will refile these two exhibits with appropriate exhibit headings to identify these two documents.  The correct  form of the note and the warrant to this Agreement were filed at the end of Exhibit (10)(28) but were not labeled as “Exhibit A” and “Exhibit B”. We will refile these exhibits with this Agreement and label as Exhibit A and Exhibit B.

For Exhibit 10.34 to the Form 10-Q for the quarterly period ended September 30, 2010 filed on June 1, 2011 (previously Exhibit 10.20 to the Form 8-K filed July 21, 2010), please note the Schedule 5(v) Transfer Agent should have been Schedule 5(w) to match what was listed in the List of Exhibits and Schedules.  This was a typographical error, and all schedules and exhibits were filed.  Please note the Form of Legal Opinion was filed at the end of this Exhibit and inadvertently not labeled as Exhibit D.  Exhibit A (Form of Note) and Exhibit B (Form of Class A Warrant) were filed with the Company’s Form 8-K dated July 21, 2010 and referenced in the Exhibit Index to the amended 10-Q for the quarter ended September 30, 2010.

For Exhibit 10.48 to the Form 10-K that was filed on July 14, 2011, Schedule 9(p)(v) for Negative Covenants on the List of Exhibits and Schedules should have been labeled Schedule 9(n). Schedule 9(v), Lock Up Agreement Providers, was not assembled or produced.  Therefore, all exhibits and schedules to this agreement were filed.

Proposed revised  Part IV, Item 15-Exhibits

We propose to replace the exhibit index with the following new exhibit index:

PART IV

ITEM 15 – EXHIBITS

Exhibit No.	Document Description	Incorporated by Reference	Filed Herewith

(2)(1)	Agreement and Plan of Merger dated September 14, 2007	(1)
(3)(1)(i)	Restated Certificate of Incorporation	(1)
(3)(1)(ii)	Certificate of Amendment to Certificate of Incorporation	(8)
(3)(2)	Amended and Restated Bylaws	(1)
(4)(1)	Certificate of Designation of the Series A Convertible Preferred	(1)
(4)(2)	Form of Common Stock Certificate	(1)
(4)(3)	Form of Class A and B Common Stock Purchase Warrant with Schedule of other documents omitted - Exhibit B in Exhibit (10)(1) - (a)	(1)
(4)(4)	Form of 10% Convertible Note with Schedule of other documents omitted - Exhibit A in Exhibit (10)(1) - (a)	(1)
(4)(5)	Form of Secured Convertible Note with Schedule of other documents omitted	(1)
(4)(6)	Certificate of Amendment to the certificate of Designation of the Series A Convertible Preferred Stock	(5)
(4)(7)	Form of Note dated January 8, 2008 - Exhibit A in Exhibit (10)(8) - (b)		X
(10)(1)	Subscription Agreement for Securities dated October 23, 2007		X
(10)(2)	2007 Stock Compensation and Incentive Plan	(1)
(10)(3)	Escrow Agreement dated October 23, 2007 - Exhibit C in Exhibit (10)(1) - (a)	(1)
(10)(4)	Security Agreement dated October 23, 2007 - Exhibit D in Exhibit (10)(1) - (a)	(1)
(10)(5)	Subsidiary Guaranty dated October 23, 2007 - Exhibit E in Exhibit (10)(1) - (a)	(1)
(10)(6)	Collateral Agent Agreement dated October 23, 2007 - Exhibit F in Exhibit (10)(1) - (a)	(1)
(10)(7)	Office Lease Agreement dated December 15, 2007	(2)
(10)(8)	Subscription Agreement for Securities dated January 8, 2008		X
(10)(9)	Funds Escrow Agreement dated January 8, 2008 - Exhibit B in Exhibit (10)(8) - (b)	(1)
(10)(10)	Waiver and Consent dated January 8, 2008	(1)
(10)(11)	Notice of Waiver of Certain Conditions effective February 15, 2008	(1)
(10)(12)	Notice of Waiver effective February 15, 2008	(1)
(10)(13)	Notice of Waiver of Conditions effective April 8, 2008	(1)
(10)(14)	Strategic Relationship & Supply Agreement-NutraGenesis LLC April 16, 2008		X
(10)(15)	Modification and Waiver Agreement, dated June 30, 2008		X
(10)(16)	Asset Purchase Agreement, and Secured Convertible Promissory Note, August 2008		X
(10)(17)	Sublicense Agreeement, Termination Agreement, Promissory Note With Nutraceutical Discoveries, Inc. – August, 2008 and February 2010		X
(10)(18)	Form of Modification, Waiver and Consent Agreement, September 2008	(3)
(10)(19)	Subscription Securities Agreement, September 2008		X
(10)(20)	Funds Escrow Agreement September 2008 - Exhibit C in Exhibit (10)(19) - (c)		X
(10)(21)	Form of Note, September 2008 - Exhibit A in Exhibit (10)(19) - (c)	(3)
(10)(22)	Form of Class A and Class B Warrant, September 2008 - Exhibit B in Exhibit (10)(19) - (c)	(3)
(10)(23)	Independent Contractor Agreement – F&M Merchant Group, November 2008		X
(10)(24)	Manufacturing Agreement dated December 16, 2008 with O-AT-KA Milk Products Cooperative, Inc.	(4)
(10)(25)	Form of Note and Warrant and Modification, Waiver and Consent Agreement, December 2008		X
(10)(26)	Subscription Agreement, Form of Note and Warrant, Funds Escrow Agreement, Form of Legal Opinion, and Second Modification, Waiver And Consent Agreement, January 2009 (d)		X
(10)(27)	Amendment, Waiver and Consent Agreement, Form of Allonge No.1 to January 09 Notes, Form of Warrant, February 2009		X
(10)(28)	Subscription Agreement, Funds Escrow Agreement, Form of Note and Warrant and Legal Opinion, March 2009		X
(10)(29)	Third Modification, Waiver and Consent Agreement, Form of Allonge No. 1 to March 09 Notes, Form of Warrant, July 2009		X
(10)(30)	Form of Note, November 2009		X
(10)(31)	Modification and Amendment Letters, Form of Warrant, January 2010		X

(10)(32)	2010 Stock Compensation and Incentive Plan	(7)
(14)	Code of Ethics	(6)
(21)	Subsidiaries of Registrant	(1)
(31)(i)	Certification of Chief Executive Officer pursuant to Rule 13a-14 (a)/ 15d-14 (a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		X
(31)(ii)	Certification of Chief Financial Officer pursuant to Rule 13a-14 (a)/ 15d-14 (a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		X
(32)(1)	Certification of Chief Executive Officer and Chief Financial Office pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X

(1)   previously filed with the Commission on April 11, 2008 as an exhibit to Form S-1/A (SEC Accession Number 0001144204-08-021783)
(2)   previously filed with the Commission on February 14, 2008 as Exhibit 10.3 to Form 10-Q (SEC Accession Number 0001144204-08-008934)
(3)   previously filed with the Commission on November 19, 2008 as an exhibit to Form 10-Q (SEC Accession Number 0001144204-08-0063995)
(4)   previously filed with the Commission on March 5, 2009 as Exhibit 10.18 to Form 10-Q (SEC Accession Number 0001213900-09-0005)
(5)   previously filed with the Commission on November 23, 2009 as Exhibit 4.6 to Form 10-Q (SEC Accession No. 0001213900-09-003372)
(6)   previously filed with the Commission on August 14, 2009 as Exhibit 14.1 to Form 10-K (SEC Accession No. 0001213900-09-002104)
(7)   previously filed with the Commission on May 25, 2010 as Exhibit 10.1 to Form S-8 (SEC Accession No. 0001213900-10-002206)
(8)   previously filed with the Commission on July 14, 2010 as Exhibit 3(1)(ii) to Form 10-K (SEC Accession No. 0001213900-10-2857)

(a)  This exhibit is referenced in the October 23, 2007 Subscription Agreement
(b)  This exhibit is referenced in the January 8, 2008 Subscription Agreement
(c)  This exhibit is referenced in the September 29, 2008 Subscription Agreement
(d)  Schedule 9(s) for Lockup Agreement Providers, referenced in the exhibit index to the Subscription Agreement, was not included in this  Subscription Agreement because this schedule was not assembled or produced although Exhibit E, Form of Lock Up Agreement, was included in the Subscription Agreement

General

4. We partially reissue comment eight from our letter dated June 2, 2011.  Please amend your Forms 10-Q for the periods ended June 30, 2010, September 30, 2010 and December 31, 2010 to comply with the comments issued on the Form 10-K for the MD&A and the Recent Sales of Unregistered Securities section.  This includes the more detailed disclosure regarding the defaults, and stating the exemption relied upon and briefly describing the facts that make the exemption available.

Response: For the Form 10-Q for the period ended June 30, 2010, we filed an amendment prior to receiving the comment letter dated June 2, 2011 and will refile to include the table of convertible and short-term notes and to supplement the recent sales of unregistered securities section with the exemption relied on and briefly describing the facts.  For the Form 10-Q for the period ended September 30, 2010, we will amend to add the table of convertible notes and believe we have already addressed the additional disclosure in the Recent Sales of Unregistered Securities section in our amendment to this filing.  We amended our Form 10-Q for the period ended December 31, 2010 to comply with previous comments issued on the Form 10-K for the MD&A and the Recent Sales of Unregistered Securities section and do not believe that there are additional comments to address in this filing.

If you should have any questions, require any further information or have further comments, please call the undersigned at 561-227-2727 or email me at  tommy@attitudedrinks.com

Attitude Drinks Incorporated

By: /s/ Tommy E. Kee
Name:  Tommy E. Kee
Title:  Chief Financial Officer and Principal Accounting Officer